SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 31, 2021

Commission File Number: 0-17601

BONSO ELECTRONICS INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary

Tel: (852) 2605-5822    Fax: (852) 2691-1724

Email: albert@bonso.com

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

 (Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Changes in Registrant's Certifying Accountant.

a.	Acceptance of Resignation of Previous Independent Registered Public Accounting Firm

On March 29, 2021, the Audit Committee (the "Audit Committee") of the Board of Directors (the "Board") of Bonso Electronics International Inc. (the "Company") received a letter of resignation from Moore Stephens CPA Limited (“MSHK”) with effect from March 29, 2021. MSHK had discussed their resignation with the Audit Committee and recommended that the Company consider the retention of MSPC Certified Public Accountants and Advisors, P.C. (“MSUSA”) as its successor. Both MSHK and MSUSA are members of Moore Global (officially, Moore Global Network Limited), a global accountancy and consulting network of independent firms headquartered in London. MSUSA provided MSHK with Appendix K reviews in its prior audits of the Company.

The audit reports of MSHK on the Company's consolidated financial statements as of and for the years ended March 31, 2020 and 2019 did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the last two fiscal years ended March 31, 2020 and 2019, and the subsequent interim period through March 29, 2021, (1) there were no disagreements with MSHK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to MSHK’s satisfaction, would have caused MSHK to make reference in connection with their opinion to the subject matter of the disagreement, and (2) there were no reportable events except that MSHK advised the Company of a material weakness in the Company's internal control of financial reporting related to the Company’s financial closing process, the lack of trained accounting personnel and the failure to enter certain transactions into the accounting records on a timely basis.

The resignation letter of MSHK is attached as Exhibit 16.1 to this Form 6-K.

b.	Engagement of New Independent Registered Public Accounting Firm

On March 29, 2021, the Audit Committee approved the appointment of MSUSA, effective March 29, 2021, as the Company's independent registered public accounting firm for the fiscal year ended March 31, 2021.

During the two fiscal years ended March 31, 2020 and 2019, and the subsequent interim period through March 29, 2021, neither the Company nor anyone acting on its behalf consulted with MSUSA on any matter other than the proposed terms of their engagement as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2021.

Exhibits

16.1       Letter dated March 29, 2021, from Moore Stephens CPA Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC. (Registrant)

Date: March 31, 2021	By:	/s/Albert So
Albert So, Chief Financial Officer and Secretary